UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

(Check One):

☒Form 10-K	☐Form 11-K	☐Form 20-F	☐Form 10-Q

For Period Ended: December 31, 2006

☐Transition Report on Form 10-K		☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F		☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For Transition Period Ended: ____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________

________________________________________________________________________________________________

______________________________________________________________________________________
Part I - Registrant Information

_________________________________________________________________________________________________
Full Name of Registrant: PAINCARE HOLDINGS, INC._

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):1030 N. Orange Avenue, Ste. 105

City, State and Zip Code: Orlando, FL 32801

______________________________________________________________________________________
Part II - Rule 12b-25(b) and (c)

_________________________________________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

__________________________________________________________________________________
Part III - Narrative

____________________________________________________________________________________________
State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not file the Form 10-K within the prescribed time because of issues regarding (i) the assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) the analysis of variable interest entities under FIN46 ‘Consolidation of Variable Interest Entities’; and (iii) the analysis of accounting for stock based compensation under FAS 123(R) ‘Accounting for Share Based Payments’.

_________________________________________________________________________________
Part IV - Other Information

___________________________________________________________________________________________
(1) Name and telephone number of person to contact in regard to this notification:

Mark Szporka               (407)                     367-0944________
   (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

☐Yes	☒No

The Registrant filed the following periodic reports late during the preceding 12 months:

* Form 10-K for the fiscal year ended 12/31/05

* Form 10-Q for the fiscal quarter ended 3/31/06

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes	☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following events, which occurred during the year ending on December 31, 2006, will result in a significant change in the Registrant's results of operations from the corresponding period the prior fiscal year which will be reflected in the Registrant's earnings statements to be included in the Registrant's Form 10-K:

  the disposition of the Amphora subsidiary on December 11, 2006. This transaction resulted in a loss on disposal, unaudited, of approximately $2.7 million gross of tax.
  the announcement that the Surgery Center division was being sold on October 19, 2006. The Surgery Center division will be classified as Held for Sale in the Registrant’s consolidated financial statements. The Surgery Center division has revenues, unaudited, of approximately $20 million for the year.
  the recording of impairment charges for measuring goodwill and other intangibles, unaudited, of approximately $36 million.
  the recording of changes in estimates to accounts receivable, unaudited, of approximately $4.2 million that reduces revenues.
  the amendment of certain convertible debenture agreements on May 4, 2006. This transaction resulted in the elimination of the derivatives for the embedded conversion feature. The Registrant subsequently recorded a derivative for the financing that occurred on August 2, 2006. The Registrant recorded a derivative benefit of $10 million, unaudited, for the year ended December 31, 2006.

The Registrant expects that revenues from the period ending December 31, 2005 to the period ending December 31, 2006 will be reduced by approximately $4.2 million as a result of the above items. There is expected to be impairment charges of approximately $36 million and a derivative benefit, unaudited, of approximately $10 million. These items will result in a reduction in income before income taxes by approximately $30.2 million (unaudited) during the period.

The Surgery Center division will be reported as a discontinued operation in the Registrant’s consolidated financial statements for the period ending December 31, 2006. The revenues for the division are approximately $20 million and the income before income taxes and minority interest is approximately $2 million.

PAINCARE HOLDINGS, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007
	By:	/s/ Mark Szporka
	Name:	Mark Szporka
	Title:	Chief Financial Officer